Securities and Exchange Commission                              January 8, 1996
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Dear Sirs:

                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                         The Columbia Gas System, Inc.
                                File No. 70-8627


         This certificate is being provided pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the Application-Declaration on Form U-1 (File No. 70-8627), as amended by Amendments Nos. 1, 2 and 3 (collectively, the "Declaration"), filed by The Columbia Gas System, Inc. ("Columbia") relating to certain proposed transactions and financial arrangements connected with the reorganization of Columbia and its principal pipeline subsidiary, Columbia Gas Transmission Corporation ("TCO"). By Memorandum Opinion and Order dated August 25, 1995 (HCAR No. 35-2636; the "Order"), the Commission approved Columbia's plan or reorganization and its participation in TCO's plan of reorganization and related transactions.(1)

         Pursuant to Rule 24 under the Act, Columbia hereby certifies that the following transactions were implemented on November 28, 1995, the effective date of both the Columbia Plan and TCO Plan, in accordance with the terms and conditions of, and for the purposes represented by, the Declaration and Order:

         1. Columbia (a) acquired $1,011,744,716.90 of new TCO Mortgage Bonds in partial settlement of Columbia's secured claim against TCO and (b) made a capital contribution to TCO in the amount of $1.2 billion for the balance of Columbia's claims against the TCO estate.

         2. Columbia entered into the New Indenture with Marine Midland Bank, as trustee, in substantially the form filed as an exhibit to the Declaration, and seven supplemental indentures thereto.

         3. Columbia issued $2,000,056,000 of New Indenture Securities pursuant to the New Indenture, as supplemented, as detailed below:





----------------------------------

     (1) Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Declaration.

                SERIES                  PRINCIPAL AMOUNT       MATURITY DATE               COUPON
          -----------------             ----------------       --------------              ------

          Due November 2000               $310,876,000          11/28/2000                  6.39%
          Due November 2002                281,530,000          11/28/2002                  6.61
          Due November 2005                281,530,000          11/28/2005                  6.80
          Due November 2007                281,530,000          11/28/2007                  7.05
          Due November 2010                281,530,000          11/28/2010                  7.32
          Due November 2015                281,530,000          11/28/2015                  7.42
          Due November 2025                281,530,000          11/28/2025                  7.62



         4.      Columbia issued Preferred Stock and DECS as detailed below:

                                           NUMBER OF        PAR VALUE        LIQUIDATION            TOTAL
                              COUPON     SHARES ISSUED      PER SHARE      VALUE PER SHARE    LIQUIDATION VALUE
                              ------     -------------      ---------      ---------------    -----------------

          Preferred Stock     7.89%        7,999,494           $10             $25.00          $199,987,350.00
          DECS                5.22         4,898,946            10              40.82           199,974,976.72

         5. Columbia entered into a $1 billion credit facility with a group of banks with Citibank, N.A. as the lead bank.

         6. Columbia filed a Restated Certificate of Incorporation with the Secretary of State of the State of Delaware in substantially the form filed as an exhibit to the Declaration.

         Attached is a "past tense" Opinion of Counsel relating to the above-described transaction.


                                Very truly yours,

                                THE COLUMBIA GAS SYSTEM, INC.



                                By  /s/ L. J. BAINTER
                                   -----------------------------------
                                        L. J. Bainter, Treasurer

[COLUMBIA GAS SYSTEM LETTERHEAD]



                                January 8, 1996




Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:   The Columbia Gas System, Inc.
                  File No. 70-8627

Gentlemen:

            As counsel for The Columbia Gas System, Inc. ("Columbia"), a Delaware corporation and a holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and at its request, I deliver to you this opinion pursuant to Rule 24 under the Act in connection with the Application-Declaration on Form U-1 (File No. 70-8627), as amended by Amendments Nos. 1, 2 and 3 (collectively, the "Declaration"), filed by Columbia relating to certain proposed transactions and financial arrangements connected with the reorganization of Columbia and its principal pipeline subsidiary, Columbia Gas Transmission Corporation ("TCO"), a Delaware corporation and wholly-owned subsidiary of Columbia. By Memorandum Opinion and Order dated August 25, 1995 (HCAR No. 35-2636; the "Order"), the Commission approved Columbia's plan of reorganization and its participation in TCO's plan of reorganization and related transactions.(1)

            Columbia and TCO (collectively sometimes referred to hereinafter as the "Companies") had been operating as debtors-in-possession pursuant to Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") since their concurrent filings thereunder on July 31, 1991. On April 17, 1995, the Companies respectively filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") their proposed plans of reorganization and disclosure statements pursuant to Chapter 11 of the Bankruptcy Code. On June 14, 1995, the Companies filed with the Bankruptcy





----------------------------------

     (1) Capitalized terms used but not defined herein shall have the meanings ascribed in the Declaration.

Securities and Exchange Commission
January 8, 1996
Page 2

Court amended versions of their respective plans of reorganization and disclosure statements (as to TCO, the "TCO Plan" and "TCO Disclosure Statement"). On July 27, 1995, Columbia filed a further amended reorganization plan and disclosure statement with the Bankruptcy Court (the "Columbia Plan" and "Columbia Disclosure Statement," respectively). By separate orders, dated November 15, 1995 (collectively, the "Confirmation Orders"), the Bankruptcy Court confirmed the Columbia Plan and TCO Plan; both orders became final on November 28, 1995 in accordance with Chapter 11 of the Bankruptcy Code.

            The following transactions (collectively, the "Transactions"), as described in the Declaration, were implemented on November 28, 1995, the effective date of both the Columbia Plan and TCO Plan, in accordance with the terms and conditions of, and for the purposes represented by, the Declaration and Order:

            (i) Columbia (a) acquired $1,011,744,716.90 of new TCO Mortgage Bonds in partial settlement of Columbia's secured claim against TCO and (b) made a capital contribution to TCO in the amount of $1.2 billion for the balance of Columbia's secured claim against TCO;

            (ii) Columbia entered into the New Indenture with Marine Midland Bank, as trustee, in substantially the form filed as an exhibit to the Declaration, and seven supplemental indentures thereto;

            (iii) Columbia issued $2,000,056,000 of New Indenture
                  Securities pursuant to the New Indenture, as supplemented;

            (iv) Columbia issued 7,999,494 shares of Preferred Stock and 4,898,946 shares of DECS as part of the implementation of the Columbia Plan;

            (v) Columbia entered into a $1 billion credit facility (the "Bank Facility") with a group of banks, with Citibank, N.A. as the lead bank;

            (vi) Columbia filed a Restated Certificate of Incorporation with the Secretary of State of the State of Delaware and filed Certificates of Designation with respect to the Preferred Stock and DECS, in substantially the forms filed as exhibits to the Declaration; and

Securities and Exchange Commission
January 8, 1996
Page 3


            (vii) Columbia agreed to guarantee (the "TCO Guarantee") (a)
                  TCO's settlement with its customer-creditors and (b) the payment of the same distribution percentage of ultimately allowed claims of other unsecured creditors, including producer-creditors who did not accept the settlement amounts proposed in the TCO Plan.

            In connection with the above, I have examined:

    (A)     the Declaration and Order;

    (B)     the Confirmation Orders;

    (C)     copies of the Columbia Plan and the TCO Plan;

    (D) copies of the Columbia Disclosure Statement and the TCO Disclosure Statement; and

    (E) such other documents, records and matters of law as I deemed necessary to enable me to render this opinion.

            As to any facts material to this opinion that I did not independently establish or verify, I have relied upon statements and representations of the Companies and their respective officers and other representatives and the Interim Certificate pursuant to Rule 24 being filed contemporaneously herewith.

Based on the foregoing and relying thereon, I am of the opinion that:

    (1) all state laws applicable to the Transactions have been complied with;

    (2) Columbia and TCO are validly organized and duly existing corporations in their respective state of incorporation;

    (3) the TCO Guarantee is a valid and binding obligation of Columbia in accordance with its terms;

    (4) the TCO Mortgage Bonds issued by TCO are valid and binding obligations of TCO in accordance with their terms, and Columbia has legally acquired the TCO Mortgage Bonds;

Securities and Exchange Commission
January 8, 1996
Page 4


    (5) the notes or other evidence of indebtedness issued by Columbia in establishing and making borrowings under the Bank Facility are valid and binding obligations of Columbia in accordance with their terms;

    (6) the New Indenture Securities issued by Columbia are valid and binding obligations of Columbia in accordance with their terms;

    (7) the Preferred Stock and DECS have been validly issued by Columbia and are fully paid and nonassessable, and the holders thereof are entitled to the rights and privileges respectively pertaining thereto as set forth in, as the case may be, Columbia's Restated Certificate of Incorporation or other document defining such rights and privileges;

    (8) the consummation of the Transactions did not violate the legal rights of the holders of any securities issued by Columbia or any associate company thereof; and

    (9) the Transactions have been effectuated in accordance with the Declaration, except that, to the extent that Columbia made a capital contribution in excess of the "approximately one billion dollars" referenced in the Declaration, said capital contribution should be considered to have been made pursuant to Rule 45(b)(4) as amended effective June 28, 1995.

            I hereby consent to the filing of this opinion in connection with Columbia's certificate pursuant to Rule 24 of the Act which is being filed contemporaneously herewith.


                                                   Very truly yours,

                                                   /s/ JOYCE KORIA HAYES
                                                   --------------------------
                                                   Joyce Koria Hayes
                                                   Associate General Counsel
                                                    and Assistant Secretary